UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 25296878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ROMA GREEN FINANCE LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended September 30, 2025

Cautionary Note Regarding Forward-Looking Statements and Preliminary Notes

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes for the year ended March 31, 2025, which are included in the Form 20-F filed with the SEC on July 31, 2025(“July 2025 Form 20-F”). In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” in the March 31, 2025 Form 20-F filed on July 31, 2025 and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	future developments in the environmental, social and governance industry and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Form 6-K completely and with the understanding that our actual future results or performance may be materially different from what we expect.

As used in this interim report, the terms “the Company”, “ROMA”, “we”, “our” or “us” refer solely to Roma Green Finance Limited, a company with limited liability organized under the laws of Cayman Islands. Our functional currency and reporting currency is Hong Kong Dollars (which we refer to as “HKD” or “HK$”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Hong Kong dollars into U.S. dollars have been made at the exchange rate of HK$7.8=US$1.00.

All amounts included herein with respect to the six months ended September 30, 2025 and 2024 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended September 30, 2025 and 2024 included elsewhere in this interim report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP for interim financial information pursuant to rules and regulations, including Regulation S-X, promulgated by the Securities and Exchange Commission (the “SEC”) applicable to condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through our operating subsidiaries in Hong Kong and Singapore. We were founded in 2018 and started providing core sustainability program development and ESG reporting services which enables corporates to demonstrate compliance to the applicable rules and regulations. We are driven by our passion to help corporates enhance their ESG performance as a cause of business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many more other offerings.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with corporates’ specific needs.

We earn advisory fees from each client that we provide services. Our revenue is resilient as we are serving a diverse set of more than 90 clients across a wide variety of industries.

The registration statement for our Initial Public Offering (the “Offering”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, we consummated the Offering of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The aggregate gross proceeds from the Offering amounted to USD9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the Offering, a selling shareholder sold 625,517 ordinary shares at US$4.00 per share, for total gross proceeds of USD2,502,068, before deducting underwriting discounts, commissions and other related expenses. We will not receive any of the proceeds from the sale by the selling shareholder. On September 26, 2024, the Company conducted a follow-on offering (the “PFPO”), in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company conducted a second follow-on offering (the “SFPO”), in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,871,548 after deducting expenses of approximately US$58,452 payable by the Company.

For the six months ended September 30, 2025 and 2024, our net revenue amounted to HK$3.7 million (US$0.5 million) and HK$3.2 million, respectively, with an increase of approximately 17.6%, as compared to preceding period.

Results of Operations

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Six months ended September 30, 2025 vs Six months ended September 30, 2024

Revenue

As set forth in the following table, during the six months ended September 30, 2025 and 2024, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Six Months Ended September 30,
	2025		2024
	HK$’000%		HK$’000%

Recurring clients	$2,782	75%	$2,209	70%
New clients	947	25%	961	30%

Total	$3,729	100%	$3,170	100%

Our total revenue increased by approximately HK$0.5 million or 17.6% to approximately HK$3.7 million for the six months ended September 30, 2025 from approximately HK$3.2 million for the six months ended September 30, 2024. Such increase was mainly attributable to the increase of recurring clients of approximately HK$0.5 million.

For the six months ended September 30, 2025 and 2024, revenue is generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations

During the six months ended September 30, 2025 and 2024, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the six months ended September 30, 2025 and 2024:

	Six Months Ended September 30,
	2025		2024
	HK$’000%		HK$’000%

Hong Kong	$2,685	72%	$2,178	69%
Singapore	1,044	28%	992	31%

Total	$3,729	100%	$3,170	100%

During the six months ended September 30, 2025, there was an increase of revenue in Hong Kong as well as Singapore mainly attributable to the increase in number of clients as well as the average revenue by client. We have deployed more resources in expanding the market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff to enable them to acquire new clients and drive growth.

Cost of revenues

During the six months ended September 30, 2025 and 2024, our Group’s cost of revenues was mainly comprised of direct labor cost. For the six months ended September 30, 2025 and 2024, our cost of revenues amounted to approximately HK$3.5 million (US$0.4 million) and HK$3.0 million, respectively.

The Company paid and incurred consulting expenses in relation to projects in the amount of approximately HK$344 thousand and HK$23 thousand, respectively during the six months ended September 30, 2025 and 2024.

	Six Months Ended September 30,
	2025		2024
	HK$’000%		HK$’000%

Staff salaries	$2,684	77.4%	$2,407	80.5%
Consulting and professional fee	344	9.9%	23	0.8%
Staff MPF, messing, medical and welfare	170	4.9%	151	5.0%
Staff bonus	190	5.5%	322	10.8%
Staff commission	81	2.3%	86	2.9%

Total	$3,469	100.0%	$2,989	100.0%

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$0.3 million and HK$0.2 million for the six months ended September 30, 2025 and 2024, respectively. Our overall gross profit margins were approximately 7.0% and 5.7% for the six months ended September 30, 2025 and 2024, respectively. Our total gross profit and gross profit margin increased during the six months ended September 30, 2025 due to increase in the revenue during the six months ended September 30, 2025 as there was an increase in number of clients as well as the average revenue by client, and personnel costs did not increase proportionately as the average fee per client increased and the staff strength was able to cope with increased projects.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$10.2 million and HK$9.5 million for the six months ended September 30, 2025 and 2024, respectively.

An increase in sales and marketing expenses by approximately HK$0.7 million, for the six months ended September 30, 2025, as compared to the corresponding period for the six months ended September 30, 2024, was primarily attributable to an increase of marketing consultancy services in relation to business development in order to increase the exposure among this ESG service industry to drive the growth.

General and Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended September 30, 2025 and 2024:

	Six Months Ended September 30,
	2025		2024
	HK$’000%		HK$’000%

Depreciation	$8	0.1	$8	0.1
Management fee	1,683	19.4	1,612	20.2
License fee	570	6.5	570	7.1
Insurance	306	3.5	302	3.7
Professional fee	3,660	42.0	3,390	42.4
Repair and maintenance	780	9.0	780	9.8
Staff salaries	1,405	16.1	1,020	12.8
Miscellaneous expenses	299	3.4	310	3.9
Total	$8,711	100.0	$7,992	100.0

Our general and administrative expenses amounted to approximately HK$8.7 million and HK$8.0 million for the six months ended September 30, 2025 and 2024, respectively.

Professional fee represented mainly audit fee, business development fees and advisory service fees and the increase is due to increase in business development and advisory service fees.

Management fee represented management fee recharge in relation to the administrative services support from a third-party service provider. The Company paid and incurred management fee expenses of approximately HK$1.7 million and HK$1.6 million for the six months ended September 30, 2025 and 2024.

License fee represented cost of licensing to use three trademarks in Hong Kong in relation to the tradename “Roma”.

Insurance represented mainly insurance premium paid for the Company’s directors and officers.

Staff salaries represented the remuneration for independent non-executive directors and the administrative staff and the increase was due to increase in the remuneration for administrative staff.

Miscellaneous expenses were mainly comprised of office supplies, allowance for expected credit loss and other miscellaneous expenses

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended September 30, 2025 and 2024:

	Six Months Ended September 30,
	2025	2024
	HK $’000	HK$’000

Interest income	$966	$787
Foreign exchange gain (loss), net	143	(31)
Government grant refund	-	(750)
Other income	18	15

Total	$1,127	$21

Our other income amounted to approximately HK$1,127 thousand and HK$21 thousand for the six months ended September 30, 2025 and 2024.

An increase in other income by approximately HK$1.1 million or 5,266.7%, for the six months ended September 30, 2025, as compared to the corresponding six months ended September 30, 2024, was primarily attributable to the increase in interest income from promissory note receivables and foreign exchange gain, net for the six months ended September 30, 2025.

Income Tax Expenses

During the six months ended September 30, 2025, there was no income tax expenses. The Company generated no assessable income for September 30, 2025 under the local tax regimes in Hong Kong and Singapore, after tax adjustments.

During the six months ended September 30, 2024, the income tax expenses of HK$0.1 million from the business in Singapore. The Company generated assessable income of HK$0.6 million for September 30, 2024 under the Singapore tax regime, after tax adjustments.

Net Loss

As a result of the above, our net loss for the six months ended September 30, 2025 and 2024 amounted to approximately HK$17.5 million and HK$17.4 million, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the offering mentioned below and other equity and debt financings as and when appropriate.

In February 2025, the Company offered in a best efforts self-underwritten follow-on public offering of up to (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,871,548 after deducting expenses of approximately US$58,452 payable by the Company. The proceeds of the public offering were received in June 2025, and the 44,000,000 ordinary shares (including the shares underlying the common warrants) were subsequently allotted to investors on June 5, 2025.

Cash flows

The following table summarizes our cash flows for the six months ended September 30, 2025 and 2024:

	Six Months Ended September 30,
	2025	2024
	HK$’000	HK$’000

Cash and cash equivalents at beginning of the period	$20,890	$43,113

Net cash used in operating activities	(13,387)	(6,926)
Net cash used in investing activities	(40,348)	(17,135)
Net cash provided by financing activities	53,880	9,349
Net increase (decrease) in cash and cash equivalents	145	(14,712)

Effect of foreign exchange rate changes	(47)	15
Cash and cash equivalents as at end of the period	$20,988	$28,416

Cash flows from operating activities

For the six months ended September 30, 2025, our net cash used in operating activities was approximately HK$13.4 million, which primarily consisted of our net loss of HK$17.5 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$8 thousand and provision of allowance of expected credit losses of approximately HK$0.2 million, (ii) decrease in accruals and other payables of approximately HK$0.2 million and (iii) decrease in contract liabilities of HK$0.1 million, which was partially offset by the (a) the decrease in accounts receivable of HK$0.1 million, (b) decrease in prepayments of approximately HK$3.9 million, and (c) decrease in deposit and other receivables of HK$0.2 million.

For the six months ended September 30, 2024, our net cash used in operating activities was approximately HK$6.9 million, which primarily consisted of our net loss of HK$17.4 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.01 million, provision of allowance of expected credit losses of approximately HK$0.2 million and share based payment for marketing advisory service of HK$4.7 million, (ii) increase in accounts receivable of approximately HK$32.9 thousand, (iii) decrease in due to a director of approximately HK$1.3 million, (iv) increase in other receivables of approximately HK$62.2 thousand and (v) decrease in accruals and other payables of approximately HK$2.5 million, which was partially offset by the (a) the increase in contract liabilities of approximately HK$5.6 million, (b) decrease in prepayments of approximately HK$3.6 million and increase in tax payable of HK$0.1 million.

Cash flows from investing activities

For the six months ended September 30, 2025, our net cash used in investing activities was approximately HK$40.3 million which consisted of issuance of promissory note receivables, net of HK$27.1 million and cash paid for acquisition of 100% of equity interest of Capital Summit Enterprises Limited of HK$13.2 million.

For the six months ended September 30, 2024, our net cash used in investing activities was approximately HK$17.1 million for issuance of promissory note receivables.

Cash flows from financing activities

For the six months ended September 30, 2025, our net cash generated from financing activities was approximately HK$53.9 million from net proceeds of approximately US$6.9 million (approximately HK$53.9 million) from sale of (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share.

For the six months ended September 30, 2024, our net cash generated from financing activities was approximately HK$9.3 million for the total gross proceeds of US$1,263,000 (approximately HK$9.8 million) from sale of 3,600,000 ordinary shares of the Company at an offering price of US$0.351 based on the self-underwritten follow-on public offering and offset against the payment of deferred offering cost of approximately HK$0.5 million.

Accounts receivable, net

Our accounts receivable, net of allowance decreased from approximately HK$1.9 million as of March 31, 2025 to approximately HK$1.6 million as of September 30, 2025. The decrease was primarily attributable (i) settlement in accounts receivable and (ii) increase in provision of loss allowance during the six months ended September 30, 2025.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of
	September 30, 2025	March 31, 2025
	HK$’000	HK$’000
		(Audited)
1-30 days	295	1,148
31-60 days	52	175
61-90 days	269	79
91-180 days	540	78
181 days to 360 days	398	384

	1,554	1,864

Movements in the provision for impairment of accounts receivable are as follows:

	As of
	September 30, 2025	March 31, 2025
	HK$’000	HK$’000
		(Audited)
Balance at beginning of the year/period	$683	$1,081
Written off	-	(500)
Provision of loss allowance, net	153	102

Balance at end of the year/period	$836	$683

Account balances are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed upon between both parties.

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each client and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our clients operate and ageing of the accounts receivable.

During the six months ended September 30, 2025 and 2024, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

Accounts payable represents amount due from a vendor for services provided in prior periods.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses and capital expenditures which we expect to fund from cash generated from operations. We have limited credit available for our cost of revenue and were required to prepay for the major vendors to our marketing advisory service and other related service for expansion of our business.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this interim report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the IPO proceeds as well as the follow-on proceeds from the offering of the Company’s equity securities in June 2025.

Capital commitments

As of September 30, 2025, other than lease commitment disclosed elsewhere in these interim condensed consolidated financial statements, the Group had neither significant financial nor capital commitment.

Off-Balance Sheet Transactions

As of September 30, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these unaudited condensed consolidated financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our unaudited condensed consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this interim report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our unaudited condensed consolidated financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our unaudited condensed consolidated financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit losses on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, goodwill and deferred tax valuation allowance.

Actual results could differ from these estimates.

●	Allowance for Credit Losses on Financial Instruments

In accordance with ASC Topic 326 Credit Losses- Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable ad deposit. prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments are written off when deemed uncollectible, Recoveries of receivable previously written off are recorded as a reduction of bad debt expense.

●	Impairment of Goodwill

In accordance with ASC 350 Intangible and Other Assets, the goodwill we determined for reporting units is based on the expected benefit from business combinations. The Company evaluates its reporting units annually, as well as when changes in our operating segments occur. For changes in reporting units, we reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure about specific expense categories included in the income statement. Annual disclosure requirements will be effective for the fourth quarter of 2027, and quarterly disclosure requirements will be effective in the first quarter of 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The requirements of ASU 2025-03 are effective for the Company for fiscal years beginning after December 15, 2026, and interim periods within those periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Account Receivable and Contract Assets. This update introduces a practical expedient for all entities when estimating expected credit losses on current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606. The expedient allows entities to assume current conditions as of the balance sheet date remain unchanged over the remaining life of the asset. The amendments are required to be applied prospectively and are effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-use Software: Targeted Improvements to the Accounting for Internal-use Software which amends the guidance in ASC 350-40, Intangibles-Goodwill and Other-Internal-Use Software. The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2025 and 2024 were 1.2% and 2.7%, respectively.

In accordance with Census and Statistics Department of Hong Kong, the year-over-year percentage changes in the consumer price index for 2025 and 2024 were 1.2% and 1.8%, respectively.

The rate of inflation is expected to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and client type. In measuring the credit risk of our sales to our clients, we mainly reflect the “probability of default” by the client on its contractual obligations and consider the current financial position of the client and the current and likely future exposures to the client.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. Going forward post initial offering, when necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the Hong Kong Dollars (“HKD”), and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. The functional currency of our Singapore subsidiary is the Singapore Dollar (“SGD”). As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the SGD and HKD. If the SGD depreciates against the HKD, the value of our SGD revenues, earnings and assets as expressed in our HKD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ROMA GREEN FINANCE LIMITED

Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months ended September 30, 2024 and 2025

F-1

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2025	September 30, 2025	September 30, 2025
	HKD	HKD	USD
	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$20,890,350	$20,988,197	$2,690,795
Accounts receivable, net	1,863,838	1,554,315	199,271
Deferred offering costs	281,726	-	-
Promissory notes receivables, net	18,637,643	45,651,595	5,852,769
Current portion of long-term prepayments	8,087,313	4,989,118	639,631
Deposits and other receivables	167,506	-	-
Total current assets	49,928,376	73,183,225	9,382,466

Non-current assets:
Property and equipment, net	29,857	21,525	2,760
Goodwill	-	13,259,992	1,699,999
Long-term prepayments, net of current portion	801,000	-	-
Total non-current assets	830,857	13,281,517	1,702,759

TOTAL ASSETS	$50,759,233	$86,464,742	$11,085,225

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$205,767	$205,767	$26,380
Accrued liabilities and other payable	1,044,062	885,965	113,587
Contract liabilities	776,061	637,646	81,750
Total current liabilities	2,025,890	1,729,378	221,717

TOTAL LIABILITIES	2,025,890	1,729,378	221,717

Commitments and contingencies

Shareholders’ equity:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 15,564,571 and 59,564,571 ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2025, respectively	121,404	464,604	59,565
Additional paid-in capital	84,060,340	137,315,218	17,604,515
Accumulated other comprehensive loss	(11,687)	(58,831)	(7,542)
Accumulated deficit	(35,436,714)	(52,985,627)	(6,793,030)
Total shareholders’ equity	48,733,343	84,735,364	10,863,508

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$50,759,233	$86,464,742	$11,085,225

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	USD

Revenues, net	$3,169,823	$3,728,850	$478,058

Cost of revenue	(2,988,841)	(3,469,391)	(444,794)

Gross profit	180,982	259,459	33,264

Operating cost and expenses:
Sales and marketing	(9,461,647)	(10,223,869)	(1,310,753)
General and administrative	(7,991,614)	(8,711,128)	(1,116,810)
Total operating cost and expenses	(17,453,261)	(18,934,997)	(2,427,563)

Loss from operations	(17,272,279)	(18,675,538)	(2,394,299)

Other income (expense):
Interest income	58,460	99,847	12,801
Interest income on promissory notes	728,492	866,253	111,058
Foreign exchange (loss) gain, net	(31,180)	142,865	18,316
Government grant refund	(750,000)	-	-
Sundry income	15,584	17,660	2,264

Total other income, net	21,356	1,126,625	144,439

Loss before income taxes	(17,250,923)	(17,548,913)	(2,249,860)

Income tax expense	(103,121)	-	-

NET LOSS	$(17,354,044)	$(17,548,913)	$(2,249,860)

Other comprehensive income (loss):
Foreign currency translation adjustment	15,809	(47,144)	(6,044)

COMPREHENSIVE LOSS	$(17,338,235)	$(17,596,057)	$(2,255,904)

Net loss per share:-
- Basic	$(1.48)	$(0.40)	$(0.05)
- Diluted	$(1.48)	$(0.40)	$(0.05)

Weighted average number of ordinary shares
Basic	11,695,407	43,850,285	43,850,285
Diluted	15,295,407	43,850,285	43,850,285

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Ordinary Shares to be issued		Additional	Accumulated other	Retained earnings	Total	Total
	No. of shares	Amount	No. of shares	Amount	paid-in capital	comprehensive income (loss)	(accumulated deficit)	shareholders’ equity	shareholders’ equity

		HKD		HKD	HKD	HKD	HKD	HKD	USD
Balance as of April 1, 2024 (audited)	10,425,290	$81,317	-	-	$65,664,351	$4,493	$(7,663,615)	$58,086,546	$7,446,993

Proceeds from placement	-	-	3,600,000	28,081	9,320,999	-	-	9,349,080	1,198,600

Share based payment to marketing advisories	1,539,281	12,006	-	-	9,074,990	-	-	9,086,996	1,165,000

Foreign currency translation adjustment	-	-	-	-	-	15,809	-	15,809	2,027
Net loss for the period	-	-	-	-	-	-	(17,354,044)	(17,354,044)	(2,224,878)

Balance as of September 30, 2024	11,964,571	$93,323	3,600,000	28,081	$84,060,340	$20,302	$(25,017,659)	$59,184,387	$7,587,742

Balance as of April 1, 2025 (audited)	15,564,571	$121,404	-	-	$84,060,340	$(11,687)	$(35,436,714)	$48,733,343	$6,247,864

Proceeds from follow-on public offerings, net of expenses	44,000,000	343,200	-	-	53,254,878	-	-	53,598,078	6,871,548

Foreign currency translation adjustment	-	-	-	-	-	(47,144)	-	(47,144)	(6,044)
Net loss for the period	-	-	-	-	-	-	(17,548,913)	(17,548,913)	(2,249,860)

Balance as of September 30, 2025 (HKD)	59,564,571	$464,604	-	-	$137,315,218	$(58,831)	$(52,985,627)	$84,735,364	$10,863,508

Balance as of September 30, 2025 (USD)	59,564,571	59,565	-	-	17,604,515	(7,542)	(6,793,030)	10,863,508

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(17,354,044)	$(17,548,913)	$(2,249,860)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for expected credit losses	221,652	223,799	28,692
Share-based payments for marketing advisory	4,690,567	-	-
Depreciation of property and equipment	8,332	8,332	1,068

Change in operating assets and liabilities:
Accounts receivable	(32,865)	159,189	20,409
Due to a director	(1,269,266)	-	-
Prepayments	3,610,305	3,899,195	499,897
Deposit and other receivables	(62,220)	167,514	21,476
Accrued liabilities and other payable	(2,492,917)	(158,097)	(20,268)
Tax payables	107,531	-	-
Contract liabilities	5,646,969	(138,415)	(17,745)

Net cash used in operating activities	(6,925,956)	(13,387,396)	(1,716,331)

Cash flows from investing activities
Issuance of promissory note receivables, net	(17,135,198)	(27,087,417)	(3,472,746)
Cash paid for acquisition	-	(13,260,000)	(1,700,000)

Net cash used in investing activities	(17,135,198)	(40,347,417)	(5,172,746)

Cash flows from financing activities
Proceeds from issuance of new shares	9,349,080	-	-
Proceeds from follow-on public offerings	-	54,054,000	6,930,000
Payment of deferred offering costs	-	(174,196)	(22,333)

Net cash provided by financing activities	9,349,080	53,879,804	6,907,667

Effect of foreign exchange rate changes	15,809	(47,144)	(6,044)

Net change in cash and cash equivalent	(14,696,265)	97,847	12,546

BEGINNING OF PERIOD	43,112,523	20,890,350	2,678,249

END OF PERIOD	$28,416,258	$20,988,197	$2,690,795

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ROMA Green Finance Limited (“ROMA”) is incorporated under the laws of Cayman Islands with limited liability on April 11, 2022. ROMA, through its subsidiaries (collectively referred to as the “Company”) is mainly engaged in the provision of environmental, social and governance (“ESG”), corporate governance and risk management as well as sustainability and climate change related advisory services.

On September 1, 2025, ROMA completed the acquisition of 100% of the equity interest of Capital Summit Enterprises Limited (“Capital Summit”), a company incorporated under the laws of the British Virgin Islands for consideration consisting of a cash payment in the amount of US$1,700,000. Capital Summit is principally engaged in the provision of advisory and consultancy services.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Effective ownership

Lucky Time Ventures Limited	●	British Virgin Islands company	100% owned by ROMA
(“LTV”)	●	Incorporated on February 8, 2022
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Capital Summit Enterprises Limited	●	British Virgin Islands company (acquired on September 1, 2025)	100% owned by ROMA
(“Capital Summit”)	●	Incorporated on August 10, 2021
	●	Issued and outstanding 1 ordinary share for USD 1
	●	Provision of advisory and consultancy services

Roma Risk Advisory Limited	●	Hong Kong company	100% owned by LTV
(“RRA”)	●	Incorporated on August 2, 2018
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd.	●	Singaporean company	100% owned by RRA
(“Roma (S)”)	●	Incorporated on January 3, 2022
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

F-6

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

● Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to rules and regulations, including Regulation S-X, promulgated by the Securities and Exchange Commission (the “SEC”) applicable to condensed consolidated financial statements. The results of operations for the interim period ended September 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these unaudited condensed combined financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the years ended March 31, 2025 and 2024, which are included in the Form 20-F filed with the SEC on July 31, 2025.

● Use of Estimates and Assumptions

In presenting the unaudited condensed consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, lease liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit losses for accounts receivable and promissory notes receivables, estimates of impairment of long-lived assets and goodwill, and valuation of deferred tax assets.

● Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars (“HKD” or “HK$”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and Roma (S) in Singapore is Singapore dollar, based on the criteria of Accounting Standard Codification (“ASC”) Topic 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

F-7

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

Translation of amounts from SGD into HKD has been made at the following exchange rates for the six months ended September 30, 2024 and 2025:

	For the Six Months ended September 30, 2024	For the Six Months ended September 30, 2025
	(SGD to HKD)	(SGD to HKD)

Period-end exchange rate	6.0697	6.0324
Period average exchange rate	5.8419	6.0474

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Convenience Translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the six months ended September 30, 2025 are solely for the convenience of the reader and were calculated at the rate of HKD7.8 to USD1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

● Business combination

The Company follows ASC Topic 805, Business Combinations (“ASC 805”) and ASC Topic 810, Consolidation (“ASC 810”). The Company accounts for business combinations using the acquisition method. Under the acquisition method, the purchase price of the acquired businesses is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Accounting for the resulting goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company’s results of operations.

● Goodwill

The Company accounts for goodwill in accordance with ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). ASC 350 requires that goodwill should be evaluated for impairment either through a qualitative or quantitative approach at least annually, or more frequently if an event occurs or circumstances change that indicate the carrying value of a reporting unit may not be recoverable.

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. The Company considers its market capitalization and the carrying value of its assets and liabilities, including goodwill, when performing its goodwill impairment test. When conducting its annual goodwill impairment assessment, the Company initially performs a qualitative evaluation of whether it is more likely than not that goodwill is impaired. If it is determined by a qualitative evaluation that it is more likely than not that goodwill is impaired, the Company then applies a two-step impairment test. The two-step impairment test first compares the fair value of the Company’s reporting unit to its carrying or book value. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds its fair value, the Company determines the implied fair value of the reporting unit’s goodwill and if the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. No impairment of goodwill was recorded for the six months ended September 30, 2024 and 2025.

F-8

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoices was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

● Allowance for Expected Credit Losses

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. The Allowance for Expected Credit Losses amounted to approximately HK$221,652 and HK$223,799 (US$28,692) for six months ended September 30, 2024 and 2025, respectively.

● Promissory Note Receivables

Promissory note receivables are stated at carrying value and receivable in the next twelve months. Interest income is recognized at a fixed interest rate over the prevailing periods on the unaudited condensed consolidated statements of operations and comprehensive loss.

● Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. Transaction price is contained within the contract for each distinct and separately identifiable performance obligation, and is typically fixed-priced with duration of the service period usually being less than one year.

The Company’s revenue from ESG compliance and sustainability related advisory service contracts is generally recognized at a point in time when ESG compliance and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

F-9

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

Under the contract, the Company generally requires the customers to make the advance payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advance payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

Principal vs Agent Considerations

When another party is involved in providing ESG services to the customer, the Company applies the principal versus agent guidance in ASC 606 to determine whether it acts as the principal or an agent in the transaction. This evaluation assesses that the Company controls the ESG services by establishing the transaction price, managing all aspects of service delivery including data collection, analysis, and reporting, and assuming responsibility for the quality and accuracy of the ESG solutions provided. Based on the Company’s evaluation of the control model, it is determined that all the Company’s major business act as the principal rather than the agent within their revenue arrangements, and such revenues are reported on a gross basis.

● Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, “Stock Compensation”. The Company grants share awards, including common stocks and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at service commencement date based on the estimate of fair value of the share compensation at grant date. The estimate of the fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the estimate of closing fair market value of the common stocks on the date of grant. Share-based compensation expense is recognized over the awards requisite service period.

● Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2024 and 2025, there were no dilutive shares.

● Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Luk Huen Ling Claire (a chief executive officer of the Company), for making decisions, allocating resources and assessing performance, as the following reportable segments. For the six months ended September 30, 2024 and 2025, the Company has one reporting business segment in two (2) geographical locations, being Hong Kong and Singapore.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-10

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

● Commitments And Contingencies

The Company follows the ASC Topic 450, Contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high-credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately USD102,564), effective from October 1, 2024, if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and September 30, 2025, cash balance of HKD20,866,509 and HKD20,864,364 (USD2,674,918) was maintained at financial institutions in Hong Kong, of which HKD20,007,853 and HKD19,960,807 (USD2,559,078) of the cash balance was subject to credit risk. The Singapore Deposit Insurance Corporation pays compensation up to a limit of SGD100,000 (approximately USD77,817) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and September 30, 2025, cash balance of HKD23,841 and HKD123,833 (USD15,877) was maintained at financial institutions in Singapore, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit losses are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

F-11

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, promissory notes, deposits and other receivables, accounts payable, income tax payable, contract liabilities, accrued liabilities and other payables approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. The requirements of ASU 2024-03 are effective for the Company for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all period periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The requirements of ASU 2025-03 are effective for the Company for fiscal years beginning after December 15, 2026, and interim periods within those periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Account Receivable and Contract Assets. This update introduces a practical expedient for all entities when estimating expected credit losses on current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606. The expedient allows entities to assume current conditions as of the balance sheet date remain unchanged over the remaining life of the asset. The amendments are required to be applied prospectively and are effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-use Software: Targeted Improvements to the Accounting for Internal-use Software which amends the guidance in ASC 350-40, Intangibles-Goodwill and Other-Internal-Use Software. The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

F-12

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

NOTE – 3 BUSINESS COMBINATION

On September 1, 2025, the Company (the “Purchaser”) completed the acquisition of 100% of the equity interest in Capital Summit, a company incorporated under the laws of the British Virgin Islands, from an independent third party (the “Vendor”), for a cash consideration of US$1.7 million. Capital Summit is principally engaged in the provision of advisory and consultancy services. The acquisition was made as part of the Group's strategy to diversify and provide further synergy effects to the existing business of the Group.

The results of Capital Summit have been included in the Company’s unaudited condensed consolidated financial statements from the acquisition date of September 1, 2025. The revenue and earnings contributed by Capital Summit since the acquisition date, as well as the supplemental pro-forma revenue and earnings as if the acquisition had occurred at the beginning of the reporting period, were both nil.

The transaction qualified as a business combination in accordance with ASC 805 and was accounted for using the acquisition method. Accordingly, goodwill was determined as the excess of the consideration transferred over the preliminary estimated fair values of the identifiable assets acquired and liabilities assumed. The preliminary purchase price allocation is subject to adjustment, with the most significant items subject to change relating to the fair value measurement of the contingent consideration (refund receivable) and the resulting amount of goodwill recognized.

The purchase agreement includes a contingent arrangement that represents a refund right in favor of the Purchaser rather than additional consideration payable to the Vendor. Pursuant to the agreement, the Vendor provided a profit guarantee to the Purchaser. If the profit of Capital Summit for the relevant period from April 1, 2025 to March 31, 2026 is less than the guaranteed amount of US$0.17 million, the Vendor is required to compensate the Purchaser in cash for the shortfall multiplied by 10, where the refund amount is capped at US$1.7 million.

The final purchase price allocation is as follows:

	HKD	USD
Acquired assets:
Amount due from a related party	$8	$1
Fair value of net assets acquired	8	1
Goodwill recorded	13,259,992	1,699,999
Cash paid	$13,260,000	$1,700,000

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geographical location, based on management’s assessment of available data:

	Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	USD

Hong Kong	$2,177,871	$2,684,466	$344,162
Singapore	991,952	1,044,384	133,896

Total:	$3,169,823	$3,728,850	$478,058

NOTE – 5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	March 31, 2025	September 30, 2025	September 30, 2025
	HKD	HKD	USD
	(Audited)
Accounts receivable – third parties	$2,546,327	$2,390,539	$306,479
Less: allowance for expected credit losses	(682,489)	(836,224)	(107,208)

Accounts receivable, net	$1,863,838	$1,554,315	$199,271

The following table presents the activities in the allowance for expected credit losses for the six months ended September 30, 2024 and 2025.

	2024	2025	2025
	HKD	HKD	USD

Balance at April 1,	$1,080,870	$682,489	$87,499

Additional allowance for expected credit losses	218,938	150,334	19,273
Foreign translation adjustment	2,715	3,401	436

Balance at September 30,	$1,302,523	$836,224	$107,208

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the six months ended September 30, 2024 and 2025, the Company recorded allowance for expected credit losses of HK$221,652 and HK$150,334 (US$19,274) and charged to the unaudited condensed consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

F-13

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

NOTE – 6 PREPAYMENTS

	As of
	March 31, 2025	September 30, 2025	September 30, 2025
	HKD	HKD	USD
	(Audited)
Current assets:
Prepayments for operation	$1,714,066	$1,415,538	$181,479
Prepayments for marketing expenses	903,290	1,137,290	145,807
Prepayments for market advisory service	5,469,957	2,436,290	312,345
	$8,087,313	$4,989,118	$639,631
Non-current assets:
Prepayments for marketing expenses	801,000	-	-
Total	$8,888,313	$4,989,118	$639,631

The long-term prepayments represented the services charges paid by the Company in advance, with their service periods of 12 to 24 months. The current portion of long-term prepayments as of March 31, 2025 and September 30, 2025 represent the prepaid expenses that will be utilized within 12 months after March 31, 2025 and September 30, 2025 respectively.

NOTE – 7 PROMISSORY NOTE RECEIVABLES

During the six months ended September 30, 2025, the Company issued two promissory notes totalling approximately HK$17.9 million, which charges annual interest at 5.0% per annum. One promissory note amounting to HK$11.7 has a maturity date of March 31, 2026 and the other promissory note amounting to HK$6.2 has a maturity date of December 31, 2025.

As of September 30, 2025, three promissory notes of HK$18.2 million for which, pursuant to Promissory Note Extension Agreements dated September 30, 2025, the maturity periods were extended from September 30, 2025 to March 31, 2026. The interest rates remained between 5.0% to 6.0% per annum.

As of September 30, 2025, one promissory note of HK$9.4 million for which, pursuant to Promissory Note Extension Agreement dated 28 August, 2025, the maturity period was extended from August 31, 2025 to March 31, 2026. The interest rate remained at 5.0% per annum.

During the six months ended September 30, 2024 and 2025, the interest income from promissory note receivables amounted to approximately HK$0.7 million and HK$0.9 million (US$0.1 million), respectively. For the six months ended September 30, 2024 and 2025, the Company recorded allowance for expected credit losses of HK$0 and HK$73,465 (US$9,418) and charged to the unaudited condensed consolidated statements of operations.

NOTE – 8 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of
	March 31, 2025	September 30, 2025	September 30, 2025
	HKD	HKD	USD
	(Audited)
Accrued audit fee	$646,000	$568,000	$72,821
Accrued professional service fees	208,121	126,750	16,250
Other accrued expenses	189,941	191,215	24,516

Total:	$1,044,062	$885,965	$113,587

F-14

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

NOTE – 9 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. The following table sets forth the computation of basic and diluted net loss per share for the six months ended September 30, 2024 and 2025:

	Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(17,354,044)	$(17,548,913)	$(2,249,860)

Weighted average ordinary shares outstanding – Basic	11,695,407	43,850,285	43,850,285
– Diluted	15,295,407	43,850,285	43,850,285

Net loss per share – Basic and diluted
– Basic	$(1.48)	$(0.40)	$(0.05)
– Diluted	$(1.48)	$(0.40)	$(0.05)

During the six months ended September 30, 2024 and 2025, there is no dilution on the EPS as the Company is loss making and it is antidilutive.

NOTE – 10 SHAREHOLDERS’ EQUITY

Authorized Stocks

The Company was established under the laws of Cayman Islands on April 11, 2022, with one class of ordinary share.

As of March 31, 2025 and September 30, 2025, the Company was authorized to issue was 500,000,000 shares of capital stock at a par value of US$0.001 per share.

Ordinary shares outstanding

On May 9, 2024, the Company issued a total of 1,539,281 ordinary shares under the Plan, at the average market prices ranging from US$0.716 to US$0.778 per share, to four consultants to settle marketing advisories services fee rendered of US$1,165,000.

On October 11, 2024, the Company issued 3,600,000 ordinary shares at USD0.351 per share, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company completed the Follow-on Public Offerings on a best-efforts basis. The Company issued 11,000,000 ordinary shares at an offering price of US$0.60 and 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000 and net proceeds of approximately US$6,871,548 after deducting expenses of approximately US$58,452 payable by the Company.

As of March 31, 2025 and September 30, 2025, the Company had a total of 15,564,571 and 59,564,571 ordinary shares issued and outstanding, respectively.

Share Award Scheme

On April 19, 2024, the Company adopted the 2024 Equity Incentive Plan (the “Plan”). The maximum number of Ordinary Shares that are available for issuance under the Plan is 2,000,000 ordinary shares. Options shall expire after a maximum period not exceeding 10 years from the Date of Grant. On May 9, 2024, 1,539,281 ordinary shares were issued under the Plan. The Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance awards, other stock-based awards or dividend equivalents (each, an award).

As of March 31, 2025 and September 30, 2025, 460,719 ordinary shares are not yet issued under the Plan.

NOTE – 11 RELATED PARTY TRANSACTIONS AND BALANCES

Apart from the related party transactions and balances disclosed elsewhere in these unaudited condensed consolidated financial statements, the Company did not have any other significant or material related party transactions during the periods presented.

NOTE – 12 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of September 30, 2025, other than lease commitment disclosed elsewhere in these interim condensed consolidated financial statements, the Company has no material commitments or contingencies.

NOTE – 13 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2025, up through the date the Company issued the unaudited condensed consolidated financial statements.

On December 17, 2025, the Company held an extraordinary general meeting of shareholders (the “2025 Extraordinary General Meeting”). At the meeting, the shareholders approved, by way of special resolution, proposals relating to (i) the redesignation and reclassification of the Company’s share capital. The authorized share capital remains US$500,000 but now comprises 400,000,000 Class A ordinary shares (1 vote per share), 50,000,000 Class B ordinary shares (25 votes per share), and 50,000,000 undesignated shares. In connection with this approval, the 59,564,571 previously issued ordinary shares were redesignated into 53,493,467 Class A shares and 6,071,104 Class B shares (all held by Top Elect Group Limited), resulting in Top Elect Group Limited holding a significant concentration of voting power among holders of the Class B ordinary shares. (ii) the replacement of Clause 8 of the Company’s existing amended and restated memorandum of association, and (iii) the adoption of the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company (the “New Amended and Restated Memorandum and Articles of Association”).

The New Amended and Restated Memorandum and Articles of Association were adopted in substitution for and to the exclusion of the Company’s then-effective amended and restated memorandum of association and articles of association, and reflect, among other matters, the implementation of a multi-class share structure and the rights and privileges of the Company’s Class A ordinary shares and Class B ordinary shares.

F-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer